

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2017

Stephen Ghiglieri
Interim Chief Executive Officer &Chief Financial Officer
Galena Biopharma, Inc.
200 Crow Canyon Place
Suite 380
San Ramon, CA 94583

>   **Re: Galena Biopharma, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed October 30, 2017**
>   **File No. 333-220592**

Dear Mr. Ghiglieri:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-4

Galena Business
Overview, page 182

1.   We note your response to comment 30, which we reissue in part. Please tell us why you believe it is appropriate to indicate that you have completed Phase 1 trials for NeuVax for gastric cancer.

Unaudited Pro Forma Condensed Combined Financial Statements
4. Pro Forma Adjustments, page F-111

2.   For pro forma adjustment H, please show in detailed disclosure how the number of pro forma weighted average shares outstanding was determined.

        You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Keith D. Pisani, Esq.